EXHIBIT 4.2
DESCRIPTION OF SECURITIES
Description of Our Units
The following description is based on relevant portions of the Delaware Limited Liability Company Act and on our Limited Liability Company Agreement. This summary is not necessarily complete, and we refer you to the Limited Liability Company Agreement, as amended and restated on July 22, 2021 (the "Third A&R LLC Agreement") for a more detailed description of the provisions summarized below.
Interests in New Mountain Guardian III BDC, L.L.C. (the "Company") are held in the form of units. The Company will issue common units of limited liability company interests in the Company (the "Common Units") to investors from time to time at the applicable price per Unit. Such Common Units will be issued through drawdowns at least ten business days prior to the date on which such drawdown purchase is due and payable (the "Drawdown Dates") or on one or more dates to be determined by the Company that occur on or following an additional closing but no later than the next succeeding Drawdown Date, with common unitholders required to contribute all or a portion of their remaining capital commitments in exchange for Common Units as set forth in the Third A&R LLC Agreement. In addition, unitholders are entitled to one vote for each Unit held on all matters submitted to a vote of unitholders and do not have cumulative voting rights. Unitholders are entitled to receive proportionately any distributions declared by the Board of Directors (the "Board"), subject to any preferential distribution rights of outstanding preferred Units. Upon the Company's dissolution and winding up, the unitholders will be entitled to receive ratably its net assets available after the payment or the making of reasonable provision for payment of all debts and other liabilities and the establishment of reasonable reserves by the Board in amounts determined by it to be necessary for the payment of the Company's expenses, liabilities and other obligations, and will be subject to the prior rights of any outstanding preferred Units. Unitholders have no redemption or preemptive rights. The rights, preferences and privileges of unitholders are subject to the rights of the holders of preferred Units that the Company may designate and issue in the future.
Without the consent of any common unitholder, the Board may cause the Company to issue one class of preferred Units, which class of Units may have rights senior to those of the Common Units, and such other characteristics as the Board may determine, subject to the requirements of the Investment Company Act of 1940 Act, as amended (the "1940 Act"). The Board may amend and supplement the Third A&R LLC Agreement to provide for the terms of such preferred Units.
Delaware Law and Certain Limited Liability Company Agreement Provisions
Agreement to be Bound by the Limited Liability Agreement; Power of Attorney
By executing the subscription agreement or a counterpart thereof, each investor accepted by the Company is agreeing to be admitted as a member of the Company and bound by the terms of the Third A&R LLC Agreement. Pursuant to the Third A&R LLC Agreement, each unitholder and each person who acquires Units from a unitholder grants to certain of the Company's officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or termination. The power of attorney also grants the Board the authority to make certain amendments to, and in accordance with, the Third A&R LLC Agreement.
Drawdowns
From time to time in its discretion, the Company may issue drawdowns on all or any portion of the unitholders' remaining capital commitments in accordance with the terms of the Third A&R LLC Agreement.
During the investment period, which began on July 15, 2019 and will continue until the four-year anniversary of such date (the "Investment Period"), drawdowns may be issued at any time for any permitted purpose. Following the end of the Investment Period, the Company will have the right to make drawdowns only for the limited purposes set forth in the Third A&R LLC Agreement.
Resignation and Removal of Directors; Procedures for Vacancies
Any or all of the directors may be removed only for cause and only by the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding Units of the Company entitled to vote thereon, voting together as a single class.
Except as otherwise provided by applicable law, including the 1940 Act, any newly created directorship on the Board that results from an increase in the number of directors, and any vacancy occurring in the Board that results from the death, resignation, disqualification or removal of a director or other cause, shall be filled exclusively by the affirmative vote of a majority of the remaining directors in office, although less than a quorum (with a quorum being a majority of the total number of directors), or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship shall hold office until his or her death, resignation, retirement, disqualification or removal.

Action by Unitholders
Under the Third A&R LLC Agreement, unitholder action can be taken only at a meeting of unitholders or by written consent in lieu of a meeting by unitholders representing at least the number of Units required to approve the matter in question.
Only the Board, the Chair of the Board, the Company's Chief Executive Officer or the holders of a majority of the Units may call a meeting of unitholders. Only business specified in the Company's notice of meeting (or supplement thereto) may be conducted at a meeting of unitholders.
Conflict with the 1940 Act
Our Third A&R LLC Agreement provides that, if and to the extent that any provision of Delaware law or any provision of our limited liability company agreement conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.